

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 11, 2008

Edward L. Bernstein
Chief Executive Officer
Propell Corporation
336 Bon Air Center, No. 352
Greenbrae, CA 94904

> **Re:** **Propell Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 8, 2008**
> **File No. 333-150862**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that although a copy of the filing was tagged as a redline, it was not marked to show changes. In future amendments, please mark the amendment to show changes as this reduces the amount of time to review a filing.

Risk Factors, page 6

2. We note your revised disclosure on pages 6 and 19. We could not locate revisions in response to all of the requested information in prior comment 8. In this respect, please provide a separately captioned risk factor relating to the risks resulting from the administrative agreement, including that Mr. Rhodes is a member of both boards and the inherent conflict of interest, the potential obligation to pay CMI's expenses and fund their losses, Propell's accompanying loss of its voting interest in CMI, the potential for payment of CMI debt and the benefits received by Mr. Rhodes under the agreement.

Liquidity Capital Resources, page 18

3. We have read the revised disclosure in response to prior comment 6. Given the absence of legal repayment terms and Crystal Magic's lack of financial resources, the characteristics of this transaction do not appear to meet the definition of an asset as discussed in paragraphs 25-31 of Concept Statement 6. Given that Mr. Rhodes

controls CM, holds the largest equity interest in Propell, is employed by both entities, and is Chairman of the Board for both entities, this transaction appears in substance to be a capital transaction instead of a lending transaction. Therefore, it appears that the $635,187 should be accounted for as a distribution and deducted from equity and not classified as an asset on the Registrant's September 30, 2008 Balance Sheet. Please advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may contact Tracy McKoy, Staff Accountant at (202) 551-3772 or Al Pavot, Accounting Reviewer at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief